UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

Vital Images, Inc.

(Name of Subject Company)

Vital Images, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

92846N104

(CUSIP Number of Class of Securities)

Michael H. Carrel
President and Chief Executive Officer
Vital Images, Inc.
5850 Opus Parkway, Suite 300
Minnetonka, Minnesota 55343-4414
(952) 487-9500
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

Copies To:

W. Morgan Burns
Jonathan L.H. Nygren
Faegre & Benson LLP
2200 Wells Fargo Center
90 South Seventh Street
Minneapolis, Minnesota 55402
(612) 766-7000

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on May 11, 2011 (as amended, the “Statement”) by Vital Images, Inc. (the “Company”). The Statement relates to the offer by Magenta Corporation (“Purchaser”), a Minnesota corporation and wholly owned subsidiary of Toshiba Medical Systems Corporation  (“TMSC”), a company formed under the laws of Japan and a wholly owned subsidiary of Toshiba Corporation, a company formed under the laws of Japan, to purchase all of the Company’s issued and outstanding shares of common stock, par value $0.01 per share, at a purchase price of $18.75 per share, in cash, net to the seller, without interest and subject to any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 11, 2011 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”, and together with the Offer to Purchase, the “Offer”). The Offer to Purchase and Letter of Transmittal were filed with the Statement as Exhibits (a)(1)(A) and (a)(1)(B) thereto.

The information set forth in the Statement remains unchanged, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Statement.

Item 8. Additional Information

Item 8 of the Statement is hereby amended and supplemented by adding the following subsection immediately following the subsection entitled “Opinion of the Company’s Financial Advisor” and immediately prior to the subsection entitled “Forward-Looking Statements”:

“Completion of the Offer; Subsequent Offering Period

“The Offer and withdrawal rights expired at 12:00 midnight, New York City time, on Wednesday, June 8, 2011. The Depositary has advised TMSC that a total of 11,819,158 Shares were validly tendered and not properly withdrawn upon expiration of the Offer (including 557,935 Shares subject to guaranteed delivery procedures). The number of Shares validly tendered and not properly withdrawn upon expiration of the Offer represents approximately 83.9% of the Company’s outstanding Shares on a non-fully diluted basis, and approximately 72.4% of the Company’s outstanding Shares on a fully diluted basis. Therefore, the Minimum Tender Condition (as defined in the Offer to Purchase) has been satisfied. Purchaser has accepted for payment all Shares that were validly tendered and not properly withdrawn in the Offer and payment for such Shares has been or will be made promptly in accordance with the terms of the Offer.

On June 9, 2011, TMSC issued a press release announcing that Purchaser commenced a subsequent offering period for all remaining untendered Shares, which will expire at 5:00 p.m., New York City time, on Wednesday, June 15, 2011, unless extended. Purchaser will accept for payment all Shares that are validly tendered during this subsequent offering period and the same offer price of $18.75 per Share consideration, in cash, net to the seller, without interest and subject to any required withholding taxes, as was paid during the initial offering period, will be paid for such Shares promptly after they are received, in accordance with the terms of the Offer.  The procedures for accepting the Offer and tendering Shares during the subsequent offering period are the same as those described for the Offer in the Offer to Purchase, except that Shares tendered during the subsequent offering period may not be withdrawn.

The full text of the press release issued by TMSC regarding the expiration of the Offer and the announcement of the subsequent offering period is set forth as Exhibit (a)(5)(F) hereto and is incorporated herein by reference.”

Item 9. Exhibits

Item 9 of the Statement is hereby amended and supplemented by adding thereto the following exhibit:

“(a)(5)(F)       Press Release issued by TMSC on June 9, 2011 (incorporated by reference to Exhibit (a)(5)(E) to Amendment No. 5 to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by Toshiba, TMSC and Purchaser on June 9, 2011)”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Michael H. Carrel
Name: Michael H. Carrel
Title: President and Chief Executive Officer
Date: June 9, 2011